Exhibit 99.3

© LEIFRAS CO.,LTD. H1 FY2025 Financial Results Presentation Leifras Co., Ltd. (Nasdaq: LFS) ｜ October 2025

© LEIFRAS CO.,LTD. 1 © LEIFRAS CO.,LTD. This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of w hich are subject to risks and uncertainties. Forward - looking statements give our current expectations or forecasts of future events. You can identify thes e statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the u se of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “sh ould,” “could,” “may” or other similar expressions in this presentation. These statements are likely to address our growth strategy, financial results an d product and development programs. You must carefully consider any such statements and should understand that many factors could cause act ual results to differ from our forward - looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and unc ertainties, including some that are known and some that are not. No forward - looking statement can be guaranteed and actual future results may vary mat erially. Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items; ou r a bility to execute our growth, and expansion, including our ability to meet our goals; current and future economic and political conditions; our cap ita l requirements and our ability to raise any additional financing which we may require; our ability to attract customers and further enhance our bran d r ecognition; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; trends and co mpe tition in the sports instruction services industry and the social support services industry; and other assumptions described in this presentation und erlying or relating to any forward - looking statements. We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial con dit ion and results of operations, under “Risk Factors” in the Registration Statement on Form F - 1 (File No. 333 - 283712) (the “Registration Statement”), we filed with the U.S. Securities and Exchange Commission (the “SEC”). We base our forward - looking statements on our management’s beliefs and assumptio ns based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may , and are likely to, differ materially from what is expressed, implied or forecast by our forward - looking statements. Accordingly, you should be care ful about relying on any forward - looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this presentation, whether as a result of new information, future events, c hanges in assumptions, or otherwise. The forward - looking statements made in this presentation relate only to events or information as of the date on which the statem ents are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of un anticipated events. You should read this presentation, along with the Registration Statement and the documents that are filed as exhibits to the Reg istration Statement, carefully and with the understanding that our actual future results may differ materially from what we currently expect. Forward - Looking Statements

© LEIFRAS CO.,LTD. 2 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. H1 FY2025 Highlights 5. H1 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

© LEIFRAS CO.,LTD. 3 © LEIFRAS CO.,LTD. Company Overview Our corporate philosophy is “to change and design sports”. We believe that challenges facing schools, families, administrations, and corporations can be improved and resolved by social contribution and educational guidance through sports. Company Name Leifras Co., Ltd. Date of Incorporation August 28, 2001 Representative Kiyotaka Ito, CEO and Founder Head Office Ebisu Garden Place Tower 20F, 4 - 20 - 3 Ebisu, Shibuya - ku , Tokyo, Japan Number of Employees 3,718 (as of December 2024) Ticker Symbol LFS Corporate Information There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results.

Company Overview

# Sports School Business

## A Core Business Driving Our Growth – "Sports School Business"

Our approach to sports education emphasizes the development of non-cognitive skills, which are crucial for success both inside and outside the sports arena. Following our teaching principle "acknowledge, praise, encourage, and motivate," our classes integrate non-cognitive skills, such as motivation, teamwork, strategic thinking, and sportsmanship, into our sports curriculum. For instance, our soccer program focuses on developing technical skills, tactical understanding, and teamwork, and our martial arts programs in karate and kendo promote physical fitness and self-discipline. Our holistic approach integrates physical and mental development, setting us apart in the industry.

As of June 30, 2025, we were recognized as one of Japan's largest operators of children's sports schools in terms of both membership and facilities. As of June 30, 2025, we held our sports classes at more than 4,500 facility locations in Japan nationwide, serving 69,500 members.

In 2020, we entered into a joint research agreement Kyushu Sangyo University to develop the "Milabo" system, which measures, visualizes, and provides feedback on children's non-cognitive abilities, helping parents and coaches tailor support for each child's development.


Sports School Number of Members for 3 Consecutive Years in Japan
No.1
Leifras sports school
According to Tokyo Shoko Research, Ltd. As of December 2024
Comparison of the number of members among the top three sales-generating companies offering children's sports schools without owned facilities Members attending muitiple schools are counted once per schools regardless of activity type.


Sports School Number of Schools for 3 Consecutive Years in Japan
No.1
Leifras sports school
According to Tokyo Shoko Research, Ltd. As of December 2024
Comparison of the number of schools among the top three sales-generating companies offering children's sports schools without owned facilities If kids and elementary levels are categorized separately, each is counted as one school.



leifras SPORTS & SOCIAL BUSINESS COMPANY © LEIFRAS CO.,LTD.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Company Overview

# School Club Support Business

## A Core Pillar of Our Growth Strategy
## – "School Club Support Business"

Building upon our experience and know-how in sports education, our social business mainly dispatches sports coaches to meet various community needs. Our school club support business provides sports coaching in school club activities and physical education classes and coordinates collaborations between school clubs and private companies.

As of June 30, 2025, we supported 349 schools nationwide.

In particular, we have entered into agreements with the Nagoya City Board of Education. As of June 30, 2025, we were commissioned for 238 elementary schools.

Our growth in contracting schools for outsourced club activities stems from our decade-long expertise in the school sector, establishing us as a pioneering player in school club support business.


School Clubs
Number of
Contracted Schools
in Japan
No.1
Leifras
According to
Tokyo Shoko Research, Ltd.
As of December 2024
Comparison of the number of contracted schools in 2024
among the top three sales generating companies
in the club activity support business.



© LEIFRAS CO.,LTD.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© LEIFRAS CO.,LTD. 6 © LEIFRAS CO.,LTD. Company Overview After - School Daycare Service Balancing Social Contribution and Business Growth – “After - School Daycare Service” The after - school daycare service “LEIF” emphasizes the holistic development of children with disabilities or unique developmental characteristics by integrating sports with educational and therapeutic activities. Soccer therapy, in particular, has proven to be an effective tool for improving social and life skills, fostering independence, and enhancing the overall quality of life for children with developmental disabilities. The program also includes activities such as art, music, and drama therapy, ensuring a well - rounded development for the children. These services aim to foster children’s independence and provide group living environments to improve their life skills and social skills. Additionally, we conduct workshops and training sessions for parents, equipping them with the knowledge and skills to better support their children with developmental disabilities. As of December 31,2024, the Company operated 18 locations nationwide and had 1,018 active members. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results.

© LEIFRAS CO.,LTD. 7 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. H1 FY2025 Highlights 5. H1 FY2025 Results 6. Earnings Forecast 7. Appendix Contents There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results.

Business model and Seasonality of Operations

# Business model

Currently, our revenue is primarily generated from two main business segments the "Sports School Business" and the "Social Business".

## Sports School Business

### Service Overview

Our approach to sports education emphasizes the development of non-cognitive skills, which are crucial for success both inside and outside the sports arena. Following our teaching principle "acknowledge, praise, encourage, and motivate," our classes integrate non-cognitive skills, such as motivation, teamwork, strategic thinking, and sportsmanship, into our sports curriculum.

### Revenue Sources

・Membership fees, including registration fees, monthly membership fees, and annual membership fees

・Event hosting, including tournaments and camps

## Social Business

### Service Overview

Our social business leverages over a decade of the know-how accumulated in the sports school business since our foundation and expanded into adjacent business areas with significant synergies, including: school club support, where we provide sports coaching in school club activities and physical education classes, mainly based on outsourcing contracts commissioned by local governments; LEIF after-school daycare, which supports children with disabilities or developmental characteristics through soccer therapy; and elderly healthcare, where we offer exercise programs for the elderly.

### Revenue Sources

・Mainly from outsourcing contract fees

© LEIFRAS CO.,LTD.

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There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Business model and Seasonality of Operations

# Seasonality of Operations

## Seasonality: Our business is subject to seasonal fluctuations.

Seasonality in the Sports School Business

- The number of members temporarily declines around March, which is the graduation season in Japan.
- Membership then increases again from April to June, coinciding with the start of the new school year.
- Event-related revenue peaks during Japan's long school holidays —specifically in March, August, and December to January.

Seasonality in the Social Business

In the Social Business, cash flow tends to fluctuate seasonally, as payments from certain contracts with government agencies are concentrated around March, which marks the end of Japan's fiscal year.

For more detailed information, please refer to the section **"Trend Information"** within **"Management's Discussion and Analysis of Financial Condition and Results of Operations"** in our **Registration Statement.**


Revenue (in million of JPY)
4,227
5,077
4,773
5,556
5,489
6,423
FY2023
FY2024
FY2025
(Second Half:Forecast)
First Half
Second Half


Operating Income (in million of JPY)
54
341
33
487
68
629
FY2023
FY2024
FY2025
(Second Half:Forecast)
First Half
Second Half

© LEIFRAS CO.,LTD.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© LEIFRAS CO.,LTD. 10 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. H1 FY2025 Highlights 5. H1 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

School Club Support Business — Market & Revenue Mix

# School Club Support Business — Market [1]

- There are approximately 9,800 junior high schools across Japan, including both public and private institutions (Source: Government Statistics Portal, URL: https://www.e-stat.go.jp/stat-search/files?page=1&stat_infid=000040309509).

- Policy on Club Activity Reform Promoted by the Japan Sports Agency (Publicly Released Data)

From fiscal year 2023 to 2025, the period was designated as a reform promotion period, during which various local governments promoted pilot projects. However, from fiscal year 2026 onwards, it will be the "reform implementation period," and the transition from individual schools to regional and private organizations will be fully implemented..

Regarding weekday club activities, we will promote further reforms while addressing various challenges. First, the national government will consider feasible activity models and countermeasures for challenges that local governments can implement, while local governments will proceed with initiatives tailored to local circumstances.
Regarding weekend club activities, including those local governments that have not yet started, the goal is to achieve regional implementation in principle for all school club activities within the reform implementation period.

| Promotion Period of the Reform | | | Implementation Period | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| AY 2023 | AY 2024 | AY 2025 | AY 2026 | AY 2027 | AY 2028 | AY 2029 | AY 2030 | AY 2031 | AY 2032 |

Note: All years indicated refer to the Academic Year （AY）.

Source: Japan Sports Agency "Executive Meeting on Regional Sports and Cultural Arts Creation and Club Activities Reform" Final Summary Overview ①
(https://www.mext.go.jp/sports/content/20250516-spt_oripara-000042507_0101.pdf)

© LEIFRAS CO.,LTD.

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There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

School Club Support Business — Market & Revenue Mix

# Supplementary Materials

- **Number of Public and Private Junior High Schools Nationwide**

※Source: e-Stat (Portal Site of Official Statistics of Japan)（https://www.e-stat.go.jp/stat-search/files?stat_infid=000040309509）

  - Academic Year 2025: 9,827 school

- **Japan Sports Agency: Policy Direction for Club Activity Reform**

※Source: Japan Sports Agency, Club Activity Reform Portal Site（https://www.mext.go.jp/sports/b_menu/sports/mcatetop01/list/1372413_00003.htm）

**1. Purpose and Philosophy of the Reform**

・Build a sustainable system that allows children to participate in a wide range of sports and cultural activities within their local communities, not only at schools.

・Maintain the educational value of club activities while improving teachers' workloads and coaching environments.

**2. Approach to Future Reform**

- Roadmap : The Implementation Period will cover Academic Years 2026–2033,with the first half (2026–2028) followed by a mid-term review and then the second half (2029–2033).
- Weekend Club Activities: In principle, the goal is to achieve regional transition for all schools within the Implementation Period. In regions where immediate transition is difficult, temporary measures such as assigning external club instructors will be applied.
- Weekday Club Activities : Continue reforms while addressing local challenges in cooperation with national and local governments.

**3. Key Government Programs**

Ⅰ. Regional Transition and Community Club Promotion Project (Budget: ¥1.8 billion)

– Provides financial support and advisory assistance to local governments to promote the regional transition of junior high school club activities.

•Activity Promotion (Subsidies) – Covers club operating costs (e.g., instructor fees), participation support for economically disadvantaged students, and coordination system development (e.g., placement of coordinators)

•Ongoing Support (Commissioned Services) – Includes consultation desks, advisor dispatch, problem-solving assistance, and preparation of safety and quality guidelines.

Ⅱ. Placement Support for School Club Activity Instructors (Budget: ¥1.5 billion)

Supports the placement of club activity instructors in junior high schools to maintain a stable instructional system until the regional transition is completed.

Ⅲ. Development of New Community Sports Environments (Budget: ¥0.3 billion)

Supports the establishment of comprehensive community sports clubs and promotes the use of private sports facilities and digital tools (e.g., matching apps) to improve club operations

**4. Cost Sharing**

•A balanced framework will be developed between participant contributions and public funding (national, prefectural, and municipal).

•Financial assistance will be provided to ensure that economic disparities among households do not lead to unequal access to club activities.

leifras SPORTS & SOCIAL BUSINESS COMPANY
© LEIFRAS CO.,LTD.
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There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© LEIFRAS CO.,LTD. 13 © LEIFRAS CO.,LTD. School Club Support Business — Market & Revenue Mix Social Business Revenue Share Trend Increase of the Social Business (Support for School Sports Club Activities) revenue share Securing a stable market share with long term business partners, in line with market growth 24 ％ 28 ％ Social Business Revenue Share Trend Social Business Revenue Sports School Business Revenue FY 2023 1H FY2025 Revenue Split There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Revenue Split

© LEIFRAS CO.,LTD. 14 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. H1 FY2025 Highlights 5. H1 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

© LEIFRAS CO.,LTD. 15 © LEIFRAS CO.,LTD. H1 FY2025 Highlights KPI Highlights - H1 FY2025 Net Revenue Number of Sports School Members Revenue per Capita (Sports School Business) Number of Contracted Schools 69,500 members YoY + 6.4% （ H1 FY2024 ： 65,337 members ） H1 FY2025 USD 42k YoY + 4.2% （ H1 FY2024 ： USD 41k ） H1 FY2025 349 schools YoY + 48.5% （ H1 FY2024 ： 235 schools ） H1 FY2025 USD 38,072K YoY + 15.0% (H1 FY2024 ： USD 33,108K) H1 FY2025 Performance continues to show steady growth, driven by the Sports School Business and the Social Business (Support School Clu b S upport Business and After - school Daycare Service). In the Sports School Business, membership temporarily declined in March 2025 due to graduations, and increased during April – June with the beginning of a new school year. Event hosting revenue also peaked during March, coinciding with school holidays. Although we recognize revenue from our social business when services are delivered, in some contracts with certain government al authorities, our payments are made around the end of March. Income From Operations USD 471K YoY + １０８ . １% (H1 FY2024 ： USD 226K) H1 FY2025 Net Income USD 373K YoY + ２５ . ６% (H1 FY2024 ： USD 297K) H1 FY2025 USD figures are based on JPY to USD ¥144.17=$1.00 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. YC1

© LEIFRAS CO.,LTD. 16 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. H1 FY2025 Highlights 5. H1 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

© LEIFRAS CO.,LTD. 17 © LEIFRAS CO.,LTD. H1 FY2025 Results Growth in membership of the Sports School Business and an increase in the number of contracted schools in the Social Business dr ove overall performance Despite higher expenses associated with business expansion, income from operations doubled year - on - year UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME YoY % change YoY change H1 FY2025 H1 FY2024 (in thousands of USD) 15.0% 4,964 38,072 33,108 NET REVENUE 14.6% - 3,576 - 28,076 - 24,500 Cost of revenue 16.1% 1,388 9,996 8,608 GROSS PROFIT 13.6% - 1,143 - 9,525 - 8,382 Selling, general, and administrative expenses 108.1% 245 471 226 INCOME FROM OPERATIONS - 6.8% - 24 337 361 INCOME BEFORE INCOME TAX PROVISION 25.6% 76 373 297 NET INCOME Summary USD figures are based on JPY to USD ¥144.17=$1.00 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results.

© LEIFRAS CO.,LTD. 18 © LEIFRAS CO.,LTD. Sports School Business Social Business Segment Results Stable growth driven by increases in membership and event participation Revenue USD 27M (YoY % change + 8.5%) Revenue USD 11M (YoY % change + 35.4%) Sustained high growth through an increase in the number of contracted schools Growth in the number of contracted schools The addition of 114 contracted schools contributed approximately $2.5 million to our revenue. Growth in after - school daycare services Revenue from this service increased by approximately $0.3 million. Membership growth Membership increased by 4,163, which drove revenue growth of approximately $1.6 million. Solid growth in the event business The increase of 5,850 event participants contributed approximately $0.5 million to our revenue. Factors Factors Revenue Growth There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. SS1

© LEIFRAS CO.,LTD. 19 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. H1 FY2025 Highlights 5. H1 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

© LEIFRAS CO.,LTD. 20 © LEIFRAS CO.,LTD. Earnings Forecast Net sales are expected to be between USD 80.2 million and USD 82.6 million, representing a year - on - year growth of approximately 11.9% to 15.3% compared to the full year of FY2024. Operating profit is projected to range between USD 4.0 million to USD 4.8 million, compared with USD 3.6 million recorded for th e full year of FY2024. These projections are based on the assumption that no business acquisitions, restructuring, or legal settlements will take pl ace during the period. USD figures are based on JPY to USD ¥144.17=$1.00 Full Year 2025 Guidance FY2023 – FY2024 Comparison FY2024 – FY2025 Comparison YoY % change YoY change FY2025 Guidance FY2024 Result YoY % change YoY change FY2024 Result FY2023 Result (in thousand of USD) 15.3% 10,972 82,621 71,649 11.0% 7,114 71,649 64,535 Net Revenue - - - 11.9% 8,548 80,197 34.0% 1,226 4,831 3,605 31.4% 861 3,605 2,744 Income From Operations - - - 11.6% 418 4,023 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. 16.0% 0.8% 5.8% 5.0% 16.3% 0.7% 5.0% 4.3% Operating Profit Margin - - - 0.0% 0.0% 5.0% SS1 SS2 SS3

© LEIFRAS CO.,LTD. 21 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. H1 FY2025 Highlights 5. H1 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

© LEIFRAS CO.,LTD. 22 © LEIFRAS CO.,LTD. Total Assets Growth: Total Assets increased by USD 1.6 million, primarily due to a rise in non - current assets, with the signific ant growth in non - current assets mainly driven by investments related to the office relocation. Strong Equity Position: Total Stockholders' Equity saw a substantial increase of USD 0.4 million , primarily due to the recog nit ion of net Income during the first six months of 2025. This indicates an improvement in the company's financial stability and accumulated earnings. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS 増減率 増減額 2025 / 6 期 Q ２ 202 ４ / 6 期 Q ２ （百万円） 15.0% 716 5,489 4,773 売上高 14.6% - 516 - 4,048 - 3,532 売上原価 16.1% 200 1,441 1,241 売上総利益 13.7% - 165 - 1,373 - 1,208 販売費及び一般管理費 106.1% 35 68 33 営業利益 - 5.8% - 3 49 52 税引前利益 25.6% 11 54 43 当期純利益 Summary Period to Period % change Period to Period change 06/30/2025 12/31/2024 (in thousands of USD) - 3.9% - 904 22,007 22,911 TOTAL CURRENT ASSETS 30.6% 2,533 10,805 8,272 TOTAL NON - CURRENT ASSETS 5.2% 1,629 32,812 31,183 TOTAL ASSETS 2.9% 570 20,347 19,777 TOTAL CURRENT LIABILITIES 16.4% 687 4,873 4,186 TOTAL NON - CURRENT LIABILITIES 5.2% 1,257 25,220 23,963 TOTAL LIABILITIES 5.2% 372 7,592 7,220 TOTAL SHAREHOLDERS’ EQUITY 5.2% 1,629 32,812 31,183 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY Appendix USD figures are based on JPY to USD ¥144.17=$1.00 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results.

© LEIFRAS CO.,LTD. 23 © LEIFRAS CO.,LTD. Operating cash flow: Positive, led by net income & contract liabilities Investing cash flow : Outflows from acquisition of property, plant & equipment Financing cash flow : Outflows from repayment of borrowings & bonds UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS Appendix H1 FY2025 H1 FY2024 (in thousands of USD) 2,169 - 1,473 Net cash provided by (used in) operating activities - 327 - 307 Net cash used in investing activities - 2,123 - 247 Net cash used in financing activities - 281 - 2,027 Net decrease in cash 17,327 16,904 Cash at the end of the period Summary USD figures are based on JPY to USD ¥144.17=$1.00 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results.

Contact Us

LEIFRAS Co., Ltd.
Investor Relations Department
Email: IR@leifras.co.jp

© LEIFRAS CO.,LTD.
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